January 9, 2017

Filed pursuant to Rule 433

Registration Statement No. 333-209385 and 333-209385-01

Jefferies Group LLC

Jefferies Group Capital Finance Inc.

4.850% SENIOR NOTES DUE 2027

Co-Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc.

Issue:	Senior Notes due 2027

Security Type:	Senior Unsecured Fixed Rate Notes

Anticipated Ratings (Moody’s/S&P/Fitch):	Baa3 (Stable) / BBB- (Stable)/ BBB- (Stable)

Principal Amount:	$750,000,000

Trade Date:	January 9, 2017

Settlement Date:	January 17, 2017 (T+ 5)

Final Maturity:	January 15, 2027

Interest Payment Dates:	Semi-annually on January 15, and July 15, commencing on July 15, 2017 (short first coupon)

Benchmark Treasury:	2.000% UST due 11/15/26

Spread to Benchmark:	T + 255 basis points

Treasury Strike:	96-23

Yield to Maturity:	2.376%

Coupon:	4.850%

Public Offering Price:	99.406% of principal amount

Underwriting Discount:	0.450%

Proceeds, Before Expenses:	$742,170,000

Day Count Convention:	30/360

Make-Whole Call Payment:	UST + 40 basis points

Minimum Denominations:	$5,000 and integral multiples of $1,000 in excess thereof

CUSIP:	47233J AG3

ISIN:	US47233JAG31

Sole Book-Runner:	Jefferies LLC

Senior Co-Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Natixis Securities Americas LLC

Co-Managers:	Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Jefferies Group LLC has filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Jefferies LLC, by calling toll-free at 1-877-877-0696 or by emailing DCMProspectuses@jefferies.com